UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Earnings Release for the Six Months and the Year Ended 31 December
2023; Announcement of Annual General Meeting Date; Announcement of Restatement of Previously
Issued Financial Statements
London, Denver, Johannesburg, 19 March 2024 – AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its preliminary unaudited condensed consolidated financial statements as of and for the six months and the year ended 31
December 2023 (the “FY 2023 Earnings Release”).
FY 2023 Financial and Operating Update
The FY 2023 Earnings Release should be read together with AngloGold Ashanti’s preliminary financial update for the six months and the year ended 31 December 2023, which was published by the Company on 23 February 2024 (the “FY 2023 Preliminary Financial Update”).
No changes have been made in the FY 2023 Earnings Release with respect to the production, cost or cash flow information included in the
FY 2023 Preliminary Financial Update. The FY 2023 Preliminary Financial Update combined with the FY 2023 Earnings Release provide the
Company’s financial and operating update for the six months and the year ended 31 December 2023.
Announcement of Annual General Meeting Date
The 2024 Annual General Meeting of AngloGold Ashanti (“AGM”) will be held on Tuesday, 28 May 2024 in Denver, Colorado, USA.
Shareholders are encouraged to participate in the AGM virtually and further details on how to participate and vote in the AGM will be set out in the AGM Notice to be published by AngloGold Ashanti in due course. The record date for the AGM is Tuesday, 2 April 2024.
Non-Reliance on and Restatement of Previously Issued Financial Statements
As previously reported in the FY 2023 Preliminary Financial Update, during the FY 2023 year-end audit process, AngloGold Ashanti found a potential error in the calculation of a deferred tax asset with respect to the Obuasi mine, which impacts its audited consolidated financial statements as of and for the year ended 31 December 2022 and its unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2023. Following further discussions regarding this matter with its previous auditor, Ernst &
Young Inc., and its current auditor, PricewaterhouseCoopers Inc., AngloGold Ashanti has concluded that the affected financial statements contained errors and has determined that it will restate the affected financial statements in accordance with International Financial Reporting
Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The error related to the reported amount of the deferred tax asset with regard to the Obuasi mine is non-cash in nature and has no impact on production, costs or cash flow. For further information, refer to “Non-Reliance on and Restatement of Previously Issued Financial Statements” on pages 2 to 6 below.

GROUP - Key statistics
		Six months	Six months	Six months	Year	Year
		ended	ended	ended	ended	ended
		Dec	Jun	Dec	Dec	Dec
		2023	2023	2022	2023	2022
			Restated(2)	Restated(2)		Restated(2)
		US Dollar / Imperial

Financial review

(Loss) profit before taxation	- $m	(13)	76	62	63	472
Adjusted EBITDA*	- $m	744	676	923	1,420	1,792
(Loss) profit attributable to equity shareholders	- $m	(196)	(39)	(69)	(235)	233
	- US cents/share	(47)	(9)	(16)	(56)	55
Headline (loss) earnings(1)	- $m	(107)	61	185	(46)	489
	- US cents/share	(25)	14	44	(11)	116
Total borrowings	- $m	2,410	2,091	2,169	2,410	2,169
Adjusted net debt*	- $m	1,268	1,194	878	1,268	878
Total borrowings to profit (loss) before taxation	- times	38.25	15.15	4.60	38.25	4.60
Adjusted net debt* to Adjusted EBITDA*	- times	0.89	0.75	0.49	0.89	0.49

(1) The financial measures “headline (loss) earnings” and “headline (loss) earnings per share” are not calculated in accordance with IFRS. These measures, however, are required to be disclosed by the Johannesburg Stock Exchange (JSE) Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of
Non-GAAP financial measures.

(2) For further information, refer to “Non-Reliance on and Restatement of Previously Issued Financial Statements” on pages 2 to 6 below.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti releases preliminary unaudited condensed
consolidated financial statements as of and for the six months and the year ended 31 December 2023, and announces annual general meeting date and restatement of previously issued financial statements
FY 2023 EARNINGS RELEASE
for the six months and the year ended 31 December 2023
FINANCIAL REVIEW
Full year review
Earnings
The basic loss (loss attributable to equity shareholders) for the year ended 31 December 2023 was $235m, or 56 US cents per share, compared with basic earnings (profit attributable to equity shareholders) of $233m, or 55 US cents per share, for the year ended 31
December 2022. Basic earnings were down year-on-year mainly due to lower gold sold (54 US cents per share), higher costs related to the corporate restructuring (taxes and fees) (75 US cents per share), higher environmental provisions for legacy tailings storage facilities
(“TSFs”) (16 US cents per share), higher care and maintenance and retrenchment costs associated with the Córrego do Sítio (“CdS”)
operation that was placed on care and maintenance in August 2023 (15 US cents per share), higher operating and exploration costs (40 US cents per share), higher foreign exchange losses (7 US cents per share), and higher tax expense (15 US cents per share). These effects were partially offset by higher equity-accounted joint venture income (11 US cents per share), higher finance income (11 US cents per share), lower impairments and derecognitions recognised in Brazil (26 US cents per share), and a higher average gold price received per ounce* (76 US cents per share).
Headline loss‡ for the year ended 31 December 2023 was $46m, or 11 US cents per share, compared with headline earnings of $489m, or
116 US cents per share, for the year ended 31 December 2022. Headline earnings‡ were down year-on-year mainly due to lower gold sold
(54 US cents per share), higher costs related to the corporate restructuring (taxes and fees) (75 US cents per share), higher environmental provisions for legacy TSFs (16 US cents per share), higher care and maintenance and retrenchment costs associated with CdS (15 US cents per share), higher operating and exploration costs (40 US cents per share), higher foreign exchange losses (7 US cents per share), and higher tax expense (9 US cents per share). These effects were partially offset by higher equity-accounted joint venture income (11 US cents per share), higher finance income (11 US cents per share), and a higher average gold price received per ounce* (76 US cents per share).
Adjusted EBITDA*
Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA”)* for the year ended 31 December 2023 was
$1,420m, compared with $1,792m for the year ended 31 December 2022. Adjusted EBITDA* was lower year-on-year mainly due to higher total operating costs, higher exploration and evaluation costs, higher environmental provisions for legacy TSFs as a result of new legislation in Brazil relating to emergency response and safety management for TSFs, costs related to the corporate restructuring and lower gold sold.
This decrease was partially offset by higher equity-accounted joint venture income and the higher average gold price received per ounce*.
Balance Sheet
Adjusted net debt* increased to $1,268m at 31 December 2023 from $878m at 31 December 2022. This year-on-year increase is mainly due to lower cash generation from operating activities, lower dividends received from the Kibali joint venture and the once-off costs associated with the corporate restructuring. The ratio of Adjusted net debt* to Adjusted EBITDA* was 0.89 times at 31 December 2023 from 0.49 times at 31 December 2022. The Company remains committed to maintaining a strong balance sheet with an Adjusted net debt* to Adjusted
EBITDA* target ratio of 1.0 times through the cycle. The balance sheet remained strong at year-end. At 31 December 2023, the Company had cash and cash equivalents of approximately $955m (net of bank overdraft).
Second half year review
Earnings
The basic loss (loss attributable to equity shareholders) for the second half of 2023 was $196m, or 47 US cents per share, compared to a basic loss of $69m, or 16 US cents per share, for the second half of 2022.
Headline loss‡ for the second half of 2023 was $107m, or 25 US cents per share, compared to headline earnings‡ of $185m, or 44 US cents per share, for the second half of 2022.
Adjusted EBITDA*
Adjusted EBITDA* was $744m during the second half of 2023, compared to $923m during the second half of 2022.
‡ The financial measures “headline (loss) earnings” and “headline (loss) earnings per share” are not calculated in accordance with IFRS. These measures, however, are required to be disclosed by the Johannesburg Stock Exchange (JSE) Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

NON-RELIANCE ON AND RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
As previously announced in the FY 2023 Preliminary Financial Update, on 21 February 2024, the Audit and Risk Committee of the board of directors (the “Audit Committee”) of the Company, as successor issuer to AngloGold Ashanti Limited (currently known as AngloGold Ashanti
(Pty) Ltd) (“AGA Limited”), based on the recommendation of, and after consultation with, management, concluded that (i) AGA Limited’s previously issued audited consolidated financial statements as of and for the financial year ended 31 December 2022, included in the annual report on Form 20-F for the year ended 31 December 2022 filed by AGA Limited with the United States Securities and Exchange
Commission (“SEC”) on 17 March 2023 (the “2022 Form 20-F”) (the “Original Full-Year 2022 Financial Statements”) and (ii) AGA Limited’s
previously issued unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2023, included in a report on Form 6-K filed by AGA Limited with the SEC on 4 August 2023 (the “Half-Year 2023 Form 6-K”) (the “Original Half-
Year 2023 Financial Statements” and together with the Original Full-Year 2022 Financial Statements, the “Affected Financials”), should no longer be relied upon.
The Company has concluded that the Affected Financials contained an error related to the reported amount of the deferred tax asset with regard to the Obuasi mine. The Company believes the error relates to an incorrect interpretation of Ghanaian tax law with respect to the
Obuasi mine, combined with the use of incorrect underlying data in the deferred tax model and the potential misapplication of the requirements of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”),
specifically, of IAS 12 – Income Taxes, in both cases with respect to the Obuasi mine. The Affected Financials will accordingly be restated in accordance with IFRS as issued by the IASB. Additionally, as part of preparing the restatements of the Affected Financials, the Company will also correct other immaterial errors which it identified in those Affected Financials.
Following further discussions regarding this matter with Ernst & Young Inc., AGA Limited’s independent registered public accounting firm for the financial year ended 31 December 2022, and PricewaterhouseCoopers Inc., the Company’s independent registered public accounting firm for the financial year ended 31 December 2023, the Company has determined that it needs to restate the Affected Financials resulting in a reduction in profit for the year ended 31 December 2022 by $49m and a reduction in profit for the half year ended 30 June 2023 by $79m due to the error related to the reported amount of the deferred tax asset with regard to the Obuasi mine as mentioned above. The Company will also correct other immaterial errors previously identified in the Affected Financials, which will further reduce profit for the year ended
31 December 2022 by $16m and further reduce profit for the half year ended 30 June 2023 by $1m. For further information on the preliminary estimated restated amounts, refer to “—Schedules of Affected Items” below. The Company notes that such errors have an aggregate negative impact of $65m on profit for the year ended 31 December 2022 (compared to up to approximately $113m as previously disclosed in its FY 2023 Preliminary Financial Update) and an aggregate negative impact of $80m on profit for the half year ended 30 June
2023 (compared to up to approximately $50m as previously disclosed in its FY 2023 Preliminary Financial Update).
The Audit Committee has discussed the matters described herein with management, with Ernst & Young Inc. and with
PricewaterhouseCoopers Inc.
As previously announced in the FY 2023 Preliminary Financial Update, similarly, any press releases, earnings releases, and investor communications describing the Company’s financial performance for the above-referenced periods should no longer be relied upon.
Schedules of Affected Items
The following tables summarise the previously reported amounts affected by the errors identified, as well as the preliminary estimated adjustments and the preliminary estimated restated amounts.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

GROUP – INCOME STATEMENT

US Dollar million	Year ended Dec 2022
	Previously reported	Adjustment	Restated
		Unaudited	Unaudited

Cost of sales	(3,362)	(4)	(3,366)
Gross profit	1,133	(4)	1,129
Impairment, derecognition of assets and profit (loss) on disposal	(304)	(11)	(315)
Foreign exchange and fair value adjustments	(128)	3	(125)
Share of associates and joint ventures' profit	166	(5)	161
Profit before taxation	489	(17)	472
Taxation	(173)	(48)	(221)
Profit for the year	316	(65)	251

Earnings attributable to equity shareholders	297	(64)	233
Earnings attributable to non-controlling interests	19	(1)	18

Earnings per share
Basic earnings per ordinary share (US cents)	71	(16)	55
Diluted earnings per ordinary share (US cents)	71	(16)	55

Headline earnings (1)	544	(55)	489
Headline earnings per share (1)
Headline earnings per ordinary share (US cents) (1) (2)	129	(13)	116
Diluted headline earnings per ordinary share (US cents) (1) (3)	129	(13)	116

Basic weighted average number of shares	420,197,062	—	420,197,062
Diluted weighted average number of shares	420,869,866	—	420,869,866

(1)The financial measures “headline earnings” and “headline earnings per share” are not calculated in accordance with IFRS. These measures, however, are required to be disclosed by the Johannesburg Stock Exchange (JSE) Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
(2)Calculated on the basic weighted average number of ordinary shares.
(3)Calculated on the diluted weighted average number of ordinary shares.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

GROUP – INCOME STATEMENT

US Dollar million	Six months ended June 2023
	Previously reported	Adjustment	Restated
		Unaudited	Unaudited

Restructuring, care & maintenance and other (expenses) income	(58)	(10)	(68)
Share of associates and joint ventures' profit	75	9	84
Profit before taxation	77	(1)	76
Taxation	(32)	(79)	(111)
Profit (loss) for the year	45	(80)	(35)

Earnings (loss) attributable to equity shareholders	40	(79)	(39)
Earnings attributable to non-controlling interests	5	(1)	4

Earnings per share
Basic earnings (loss) per ordinary share (US cents)	10	(19)	(9)
Diluted earnings (loss) per ordinary share (US cents)	10	(19)	(9)

Headline earnings (1)	140	(79)	61
Headline earnings per share (1)
Headline earnings per ordinary share (US cents) (1) (2)	33	(19)	14
Diluted headline earnings per ordinary share (US cents) (1) (3)	33	(19)	14

Basic weighted average number of shares	420,818,545	—	420,818,545
Diluted weighted average number of shares	421,077,248	(258,703)	420,818,545

(1)The financial measures “headline earnings” and “headline earnings per share” are not calculated in accordance with IFRS. These measures, however, are required to be disclosed by the Johannesburg Stock Exchange (JSE) Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
(2)Calculated on the basic weighted average number of ordinary shares.
(3)Calculated on the diluted weighted average number of ordinary shares.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

GROUP – STATEMENT OF FINANCIAL POSITION

US Dollar million	As at Dec 2022
	Previously reported	Adjustment	Restated
		Unaudited	Unaudited

Assets
Non-current assets
Tangible assets	4,209	(1)	4,208
Investments in associates and joint ventures	1,100	(9)	1,091
Deferred taxation	72	(49)	23

Equity and liabilities
Shareholders' equity	4,100	(60)	4,040
Non-controlling interests	34	1	35

Non-current liabilities
Lease liabilities	102	13	115
Environmental rehabilitation and other provisions	634	(38)	596

Current liabilities
Lease liabilities	84	(13)	71
Environmental rehabilitation and other provisions	42	39	81

US Dollar million	As at June 2023
	Previously reported	Adjustment	Restated
		Unaudited	Unaudited

Assets
Non-current assets
Tangible assets	4,277	(11)	4,266
Deferred taxation	146	(105)	41

Equity and liabilities
Shareholders' equity	4,048	(139)	3,909

Non-current liabilities
Deferred taxation	318	23	341

The restated amounts shown herein are preliminary, unaudited and unreviewed and may be subject to change as the Company completes its procedures and prepares the restatements of the Affected Financials, and the independent registered public accounting firms,
PricewaterhouseCoopers Inc. and Ernst & Young Inc., complete their procedures.
Controls and Procedures
As previously disclosed in the FY 2023 Preliminary Financial Update, as a result of the errors described above and the related restatements, management has identified one or more material weaknesses in the Company’s internal control over financial reporting. Management has accordingly concluded that the Company’s internal control over financial reporting was not effective as of 31 December 2022 and its disclosure controls and procedures were similarly not effective as of 31 December 2022. In addition, given that the conclusion to restate the
Affected Financials was reached subsequent to 31 December 2023 and related remediation actions were not implemented as of 31
December 2023, the Company will report in its annual report on Form 20-F for the year ended 31 December 2023 (the “2023 Form 20-F”)
that its internal control over financial reporting and its disclosure controls and procedures were not effective as of 31 December 2023.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

Neither management nor PricewaterhouseCoopers Inc. has completed its evaluation of the effectiveness of internal control over financial reporting as of 31 December 2023.
Other Information
The Company believes that in light of its intention to file the 2023 Form 20-F in the next few weeks, it is preferable to present any restated
Original Full-Year 2022 Financial Statements together with the Company’s audited consolidated financial statements as of and for the year ended 31 December 2023 in that 2023 Form 20-F. The Company believes this will allow readers to review more easily all pertinent data in a single document and therefore does not plan to amend the 2022 Form 20-F. In addition, the Company plans to present the restated Original
Half-Year 2023 Financial Statements either in an amendment to the Half-Year 2023 Form 6-K or in the 2023 Form 20-F.
CORPORATE UPDATE
Tropicana Rainfall Event
Gold production at the Tropicana gold mine in Western Australia was impacted by heavy rains and flooding during the month of March.
Tropicana is a joint operation between AngloGold Ashanti (70 percent and the operator), and AFB Resources Pty Limited (30 percent), a subsidiary of Regis Resources Limited. Tropicana is located 200km east of Laverton and 330km east-northeast of Kalgoorlie in Western
Australia.
The area in which the Tropicana gold mine is located received more than 350mm of rain in a 72-hour period from 9 March, almost 50%
higher than its average annual rainfall. The subsequent flooding interrupted power supply to the processing plant and required mining operations to be temporarily suspended. Power has been restored to the site and access to the underground mine has resumed. However, mining from the open pits remains restricted until surface water is cleared through pumping and evaporation. There have been no safety incidents during this period and the mine infrastructure remains sound. The supply road to the Tropicana gold mine is flooded in parts and the processing plant is treating stockpiled ore at a reduced throughput rate. Processing may have to be suspended if consumable stocks at the site are exhausted before the road reopens.
While AngloGold Ashanti anticipates that there may be some impact on gold production at Tropicana in the first half of 2024, any decrease is expected to be largely recovered in the second half of 2024. Consequently, the Company does not believe that this event will have an impact on its gold production and cost guidance provided in February 2024, which guidance is therefore maintained.
By order of the Board
M RAMOS                                                    A CALDERON    G DORAN
Chairperson                                                  Chief Executive Officer                                    Chief Financial Officer
19 March 2024
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

GROUP – INCOME STATEMENT

	Six months	Six months	Six months	Year	Year
	ended	ended	ended	ended	ended
	Dec	Jun	Dec	Dec	Dec
	2023	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
US Dollar million		Restated	Restated		Restated

Revenue from product sales	2,396	2,186	2,346	4,582	4,501
Cost of sales	(1,792)	(1,749)	(1,771)	(3,541)	(3,366)
Loss on non-hedge derivatives and other commodity contracts	(12)	(2)	(6)	(14)	(6)
Gross profit	592	435	569	1,027	1,129
Corporate administration, marketing and related expenses	(50)	(44)	(37)	(94)	(79)
Exploration and evaluation costs	(142)	(112)	(121)	(254)	(205)
Impairment, derecognition of assets and profit (loss) on disposal	(95)	(126)	(313)	(221)	(315)
Restructuring, care & maintenance and other (expenses) income (1)	(350)	(68)	(13)	(418)	(26)
Finance income	70	57	50	127	81
Foreign exchange and fair value adjustments	(79)	(75)	(72)	(154)	(125)
Finance costs and unwinding of obligations	(82)	(75)	(84)	(157)	(149)
Share of associates and joint ventures’ profit	123	84	83	207	161
(Loss) profit before taxation	(13)	76	62	63	472
Taxation	(174)	(111)	(127)	(285)	(221)
(Loss) profit for the period	(187)	(35)	(65)	(222)	251

Allocated as follows:
Equity shareholders	(196)	(39)	(69)	(235)	233
Non-controlling interests	9	4	4	13	18
	(187)	(35)	(65)	(222)	251

Basic (loss) earnings per ordinary share (US cents) (2)	(47)	(9)	(16)	(56)	55
Diluted (loss) earnings per ordinary share (US cents) (3)	(47)	(9)	(16)	(56)	55

(1) Restructuring, care & maintenance and other (expenses) income for the second half of 2023 was $337m higher compared to the second half of 2022. This was mainly due to an increase in the corporate restructuring and project cost of $286m (mainly as a result of the cost associated with the AngloGold Ashanti corporate restructuring and related taxes), care and maintenance of $50m (mainly relating to the Córrego do Sítio (CdS) and Cuiabá mines) and an increase in retrenchment and related cost of $14m (mainly in Brazil), partially offset by other movements of $13m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.
The operating profit (loss) sub-total which was previously included in the presentation of the income statement has been removed as it is not an IFRS measure and not considered relevant to users of the annual financial statements.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

GROUP – STATEMENT OF FINANCIAL POSITION

	At	At	At
	Dec	Jun	Dec
	2023	2023	2022
US Dollar million	Unaudited	Unaudited	Unaudited
		Restated	Restated

ASSETS
Non-current assets
Tangible assets	4,419	4,266	4,208
Right of use assets	142	152	156
Intangible assets	107	104	106
Investments in associates and joint ventures	599	1,129	1,091
Other investments	1	1	3
Loans receivable	358	—	—
Inventories	2	4	5
Trade, other receivables and other assets	254	222	231
Reimbursive right for post-retirement benefits	35	12	12
Deferred taxation	50	41	23
Cash restricted for use	34	34	33
	6,001	5,965	5,868

Current assets
Loans receivable	148	—	—
Inventories	829	800	773
Trade, other receivables and other assets	199	317	237
Cash restricted for use	34	25	27
Cash and cash equivalents	964	722	1,108
	2,174	1,864	2,145

Total assets	8,175	7,829	8,013

EQUITY AND LIABILITIES
Share capital and premium	420	—	—
Accumulated profits and other reserves	3,291	3,909	4,040
Shareholders’ equity	3,711	3,909	4,040
Non-controlling interests	29	33	35
Total equity	3,740	3,942	4,075

Non-current liabilities
Borrowings	2,032	1,896	1,965
Lease liabilities	98	106	115
Environmental rehabilitation and other provisions	636	611	596
Provision for pension and post-retirement benefits	64	68	71
Trade and other payables	5	8	7
Deferred taxation	395	341	300
	3,230	3,030	3,054

Current liabilities
Borrowings	207	17	18
Lease liabilities	73	72	71
Environmental rehabilitation and other provisions	80	103	81
Trade and other payables	772	641	667
Taxation	64	19	45
Bank overdraft	9	5	2
	1,205	857	884

Total liabilities	4,435	3,887	3,938

Total equity and liabilities	8,175	7,829	8,013

Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CASH FLOWS

	Six months	Six months	Six months	Year	Year
	ended	ended	ended	ended	ended
	Dec	Jun	Dec	Dec	Dec
	2023	2023	2022	2023	2022
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	555	316	714	871	1,244
Dividends received from joint ventures	143	37	145	180	694
Taxation refund	36	—	32	36	32
Taxation paid	(56)	(60)	(79)	(116)	(166)
Net cash inflow from operating activities	678	293	812	971	1,804

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(589)	(453)	(594)	(1,042)	(1,028)
Interest capitalised and paid	—	—	(1)	—	(2)
Acquisition of assets	—	—	(152)	—	(517)
Dividends from associates and other investments	6	6	10	12	18
Proceeds from disposal of tangible assets	8	6	8	14	8
Other investments and assets acquired	—	—	—	—	(16)
Proceeds from disposal of other investments	20	—	—	20	—
Loans advanced	—	(1)	(1)	(1)	(1)
(Increase) decrease in cash restricted for use	(8)	(1)	6	(9)	(4)
Interest received	60	49	49	109	81
Net cash outflow from investing activities	(503)	(394)	(675)	(897)	(1,461)

Cash flows from financing activities
Share issue expenses	(19)	—	—	(19)	—
Proceeds from borrowings	335	8	64	343	266
Repayment of borrowings	(13)	(74)	(88)	(87)	(184)
Repayment of lease liabilities	(50)	(44)	(42)	(94)	(82)
Finance costs - borrowings	(55)	(56)	(50)	(111)	(99)
Finance costs - leases	(6)	(5)	(5)	(11)	(10)
Other borrowing costs	—	(1)	—	(1)	(11)
Dividends paid	(31)	(76)	(134)	(107)	(203)
Net cash inflow (outflow) from financing activities	161	(248)	(255)	(87)	(323)

Net increase (decrease) in cash and cash equivalents	336	(349)	(118)	(13)	20
Translation	(98)	(40)	(42)	(138)	(68)
Cash and cash equivalents at beginning of period	717	1,106	1,266	1,106	1,154
Cash and cash equivalents at end of period	955	717	1,106	955	1,106

Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

Headline (loss) earnings (1)

	Six months	Six months	Six months	Year	Year
	ended	ended	ended	ended	ended
	Dec	Jun	Dec	Dec	Dec
	2023	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
US Dollar million		Restated	Restated		Restated

The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:
(Loss) profit attributable to equity shareholders	(196)	(39)	(69)	(235)	233

Net impairment on tangible assets and right of use assets	100	92	315	192	315
Taxation on net impairment of tangible assets and right of use assets	(7)	(21)	(60)	(28)	(60)
(Profit) loss on derecognition of assets	(3)	38	2	35	4
Taxation on derecognition of assets	1	(6)	—	(5)	—
Profit on disposal of tangible assets	(2)	(4)	(4)	(6)	(4)
Net impairment on investments	—	1	1	1	1
Headline (loss) earnings	(107)	61	185	(46)	489

Headline (loss) earnings per ordinary share (US cents) (2)	(25)	14	44	(11)	116
Diluted headline (loss) earnings per ordinary share (US cents) (3)	(25)	14	44	(11)	116
Number of shares
Weighted average number of shares	420,971,227	420,818,545	420,074,065	421,105,111	420,197,062
Dilutive potential of share options	—	—	—	—	672,804
Dilutive weighted average number of ordinary shares	420,971,227	420,818,545	420,074,065	421,105,111	420,869,866

(1) The financial measures “headline (loss) earnings” and “headline (loss) earnings per share” are not calculated in accordance with IFRS. These measures, however, are required to be disclosed by the Johannesburg Stock Exchange (JSE) Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “Adjusted EBITDA”, “Adjusted net debt” and “average gold price received per ounce” which are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to profit (loss)
before taxation, total borrowings, gold income or any other measure of financial performance presented in accordance with IFRS or as an indicator of the AngloGold Ashanti group’s performance. The AngloGold Ashanti group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains
(losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The
Adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted net debt
“Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility
Agreements for compliance with the debt covenant formula.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.
Reconciliations
A reconciliation of profit (loss) before taxation as included in AngloGold Ashanti’s preliminary unaudited condensed consolidated financial statements as of and for the six months and the year ended 31 December 2023 to “Adjusted EBITDA” for each of the six-month periods ended 31 December 2023, 30 June 2023 and 31 December 2022 and the years ended 31 December 2023 and 2022 is presented on a total
(group) and segment basis in Note A.
A reconciliation of total borrowings as included in AngloGold Ashanti’s preliminary unaudited condensed consolidated financial statements as of and for the six months and the year ended 31 December 2023 to “Adjusted net debt” at 31 December 2023, 30 June 2023 and 31
December 2022 is presented on a total (group) basis in Note B.
A reconciliation of gold income as included in AngloGold Ashanti’s preliminary unaudited condensed consolidated financial statements as of and for the six months and the year ended 31 December 2023 to “average gold price received per ounce” for each of the six-month periods ended 31 December 2023, 30 June 2023 and 31 December 2022 and the years ended 31 December 2023 and 2022 is presented on a total
(subsidiaries/joint ventures) basis in Note C.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

AAdjusted EBITDA

For the six months ended 31 December 2023
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(359)	150	86	39	13	199	19	506	45	85	(42)	88	143	8	(107)	(112)	(68)	(126)	41	(54)	(13)
Add back:
Finance costs and unwinding of obligations	45	(2)	1	4	5	13	—	21	—	1	4	5	2	5	1	—	8	1	80	2	82
Finance income	(12)	(1)	—	—	(4)	(7)	—	(12)	—	—	(2)	(2)	(43)	(1)	—	—	(44)	(1)	(71)	1	(70)
Amortisation of tangible, right of use and intangible assets	2	54	63	31	24	50	—	222	32	65	1	98	20	46	24	—	90	—	412	(54)	358
Other amortisation	1	—	—	—	—	—	—	—	—	—	—	—	—	10	(1)	—	9	1	11	—	11
Associates and joint ventures share of amortisation, interest, taxation and other	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	119	120
EBITDA	(322)	201	150	74	38	255	19	737	77	151	(39)	189	122	68	(83)	(112)	(5)	(125)	474	14	488

Adjustments:
Foreign exchange and fair value adjustments	(12)	14	—	1	2	6	—	23	—	—	—	—	(29)	(1)	1	111	82	—	93	(14)	79
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	49	—	—	49	2	51	—	51
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	—	16	—	—	16	1	17	—	17
Impairment, derecognition of assets and profit (loss) on disposal	—	—	—	—	(5)	—	—	(5)	—	—	—	—	—	(32)	108	(1)	75	25	95	—	95
Unrealised non-hedge derivative loss	11	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11	—	11
Joint ventures share of costs	—	—	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Realised other commodity contracts	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	2
Intergroup interest, royalty, dividend and management fees	(15)	22	4	—	—	—	(22)	4	—	—	5	5	—	—	—	—	—	6	—	—	—
Adjusted EBITDA	(336)	237	154	75	35	261	(2)	760	77	151	(34)	194	93	100	26	(2)	217	(91)	744	—	744
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

		Restated			Restated			Restated											Restated	Restated	Restated
Adjusted EBITDA (1)
Profit (loss) before taxation	(73)	84	38	77	19	126	21	365	54	63	(39)	78	57	(179)	(26)	(34)	(182)	(82)	106	(30)	76
Add back:
Finance costs and unwinding of obligations	42	4	1	3	4	12	—	24	—	1	3	4	2	6	1	—	9	—	79	(4)	75
Finance income	(12)	(7)	—	(2)	1	(9)	—	(17)	—	—	(1)	(1)	(32)	(1)	—	(1)	(34)	—	(64)	7	(57)
Amortisation of tangible, right of use and intangible assets	2	45	66	30	15	41	—	197	25	40	1	66	19	42	19	—	80	—	345	(45)	300
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	—	—	(8)	1	(7)	—	(7)
Associates and joint ventures share of amortisation, interest, taxation and other	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	79	81
EBITDA	(39)	126	105	108	39	170	21	569	79	104	(36)	147	46	(140)	(6)	(35)	(135)	(81)	461	7	468

Adjustments:
Foreign exchange and fair value adjustments	3	7	4	5	2	9	1	28	—	—	(2)	(2)	11	4	3	37	55	(2)	82	(7)	75
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	2	—	2
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	1	1	—	—	2	—	2	—	2
Impairment, derecognition of assets and profit (loss) on disposal	—	—	—	—	—	—	—	—	—	—	—	—	—	121	9	(4)	126	—	126	—	126
Unrealised non-hedge derivative loss	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	—	(2)
Realised other commodity contracts	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	—	5
Intergroup interest, royalty, dividend and management fees	(17)	23	1	—	—	—	(23)	1	—	—	8	8	—	(1)	—	—	(1)	9	—	—	—
Adjusted EBITDA	(50)	156	110	113	41	179	(1)	598	79	104	(30)	153	58	(15)	6	(2)	47	(72)	676	—	676
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

For the six months ended 31 December 2022
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

	Restated	Restated						Restated											Restated	Restated	Restated
Adjusted EBITDA (1)
Profit (loss) before taxation	(87)	100	52	120	—	179	24	475	6	97	(48)	55	76	(224)	(59)	(53)	(260)	(76)	107	(45)	62
Add back:
Finance costs and unwinding of obligations	41	(2)	1	4	9	16	—	28	—	1	5	6	2	4	1	—	7	—	82	2	84
Finance income	(11)	(3)	—	(1)	—	—	—	(4)	—	—	—	—	(36)	(1)	—	(1)	(38)	—	(53)	3	(50)
Amortisation of tangible, right of use and intangible assets	2	50	49	24	28	56	—	207	28	66	1	95	23	54	20	—	97	—	401	(50)	351
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	(4)	(1)	—	—	(5)	1	(4)	—	(4)
Associates and joint ventures share of amortisation, interest, taxation and other	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	84	85
EBITDA	(54)	145	102	147	37	251	24	706	34	164	(42)	156	61	(168)	(38)	(54)	(199)	(75)	534	(6)	528

Adjustments:
Foreign exchange and fair value adjustments	8	(6)	1	2	—	(1)	—	(4)	—	—	1	1	(1)	4	—	57	60	1	66	6	72
Retrenchment and related costs	1	—	—	—	—	—	—	—	—	—	—	—	—	1	1	—	2	—	3	—	3
Impairment, derecognition of assets and profit (loss) on disposal	—	—	—	2	—	—	—	2	—	—	—	—	—	259	56	(4)	311	—	313	—	313
Unrealised non-hedge derivative loss	6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6	—	6
Joint ventures share of costs	—	—	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Intergroup interest, royalty, dividend and management fees	(9)	26	1	—	—	—	(26)	1	—	1	4	5	—	(2)	—	—	(2)	5	—	—	—
Adjusted EBITDA	(48)	165	104	151	37	250	(1)	706	34	165	(37)	162	60	94	19	(1)	172	(69)	923	—	923
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

For the year ended 31 December 2023
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(432)	233	124	116	32	325	41	871	99	149	(82)	166	201	(170)	(134)	(146)	(249)	(209)	147	(84)	63
Add back:
Finance costs and unwinding of obligations	87	3	2	7	8	25	—	45	—	2	8	10	4	9	3	1	17	1	160	(3)	157
Finance income	(25)	(8)	—	(2)	(2)	(16)	—	(28)	—	—	(3)	(3)	(75)	(1)	(1)	(1)	(78)	(1)	(135)	8	(127)
Amortisation of tangible, right of use and intangible assets	5	99	129	61	39	91	—	419	58	104	1	163	39	88	43	—	170	—	757	(99)	658
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	(1)	1	—	—	—	3	3	—	3
Associates and joint ventures share of amortisation, interest, taxation and other	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	199	202
EBITDA	(362)	327	255	182	77	425	41	1,307	157	255	(76)	336	168	(73)	(89)	(146)	(140)	(206)	935	21	956

Adjustments:
Foreign exchange and fair value adjustments	(8)	21	4	7	3	15	—	50	—	(1)	(2)	(3)	(18)	5	3	147	137	(1)	175	(21)	154
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	49	—	—	49	3	52	—	52
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	1	16	1	—	18	1	19	—	19
Impairment, derecognition of assets and profit (loss) on disposal	—	—	—	(1)	(4)	—	—	(5)	—	—	—	—	—	90	116	(5)	201	25	221	—	221
Unrealised non-hedge derivative loss	9	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9	—	9
Joint ventures share of costs	—	—	—	—	—	—	2	2	—	—	—	—	—	—	—	—	—	—	2	—	2
Realised other commodity contracts	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7	—	7
Intergroup interest, royalty, dividend and management fees	(31)	45	5	—	—	—	(45)	5	—	—	13	13	—	(1)	—	—	(1)	14	—	—	—
Adjusted EBITDA	(385)	393	264	188	76	440	(2)	1,359	157	254	(65)	346	151	86	31	(4)	264	(164)	1,420	—	1,420
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

For the year ended 31 December 2022
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

	Restated	Restated						Restated											Restated	Restated	Restated
Adjusted EBITDA (1)
Profit (loss) before taxation	(160)	175	118	178	73	293	45	882	39	175	(100)	114	157	(184)	(65)	(76)	(168)	(126)	542	(70)	472
Add back:
Finance costs and unwinding of obligations	84	6	2	5	11	23	—	47	1	2	8	11	3	8	1	1	13	—	155	(6)	149
Finance income	(15)	(8)	—	(1)	—	(1)	—	(10)	—	—	—	—	(60)	(2)	—	(2)	(64)	—	(89)	8	(81)
Amortisation of tangible, right of use and intangible assets	4	95	80	40	54	102	—	371	54	117	1	172	39	106	40	—	185	—	732	(95)	637
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	(4)	(1)	—	—	(5)	2	(3)	—	(3)
Associates and joint ventures share of amortisation, interest, taxation and other	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	163	165
EBITDA	(85)	268	200	222	138	417	45	1,290	94	294	(91)	297	135	(73)	(24)	(77)	(39)	(124)	1,339	—	1,339

Adjustments:
Foreign exchange and fair value adjustments	14	—	2	2	(1)	(2)	—	1	—	—	6	6	12	10	2	79	103	1	125	—	125
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	2	3	1	(1)	5	1	6	—	6
Impairment, derecognition of assets and profit (loss) on disposal	—	—	—	2	1	—	—	3	—	—	—	—	—	259	56	(3)	312	—	315	—	315
Unrealised non-hedge derivative loss	6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6	—	6
Joint ventures share of costs	—	—	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Intergroup interest, royalty, dividend and management fees	(19)	63	2	—	—	1	(63)	3	—	—	13	13	—	(4)	—	—	(4)	7	—	—	—
Adjusted EBITDA	(84)	331	204	226	138	416	(17)	1,298	94	294	(72)	316	149	195	35	(2)	377	(115)	1,792	—	1,792
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

BAdjusted net debt (1)

	At	At	At
	Dec	Jun	Dec
	2023	2023	2022
	Unaudited	Unaudited	Unaudited
US Dollar million		Restated	Restated

Borrowings - non-current portion	2,032	1,896	1,965
Borrowings - current portion	207	17	18
Borrowings - total	2,239	1,913	1,983
Lease liabilities - non-current portion	98	106	115
Lease liabilities - current portion	73	72	71
Lease liabilities - total	171	178	186
Total borrowings	2,410	2,091	2,169
Less cash and cash equivalents (net of bank overdraft)	(955)	(717)	(1,106)
Net debt	1,455	1,374	1,063

Adjustments:
IFRS16 lease adjustments	(149)	(153)	(158)
Unamortised portion of borrowing costs	30	32	33
Cash restricted for use	(68)	(59)	(60)
Adjusted net debt	1,268	1,194	878

Adjusted net debt to Adjusted EBITDA	0.89:1	0.75:1	0.49:1

Total borrowings to profit (loss) before taxation	38.25:1	15.15:1	4.60:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

CAverage gold price received per ounce

	Six months		Six months		Six months		Year		Year
	ended		ended		ended		ended		ended
	Dec		Jun		Dec		Dec		Dec
	2023		2023		2022		2023		2022
US Dollar million	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures
Gold income	2,335	370	2,144	298	2,298	315	4,480	668	4,388	596
Realised gain on non-hedge derivatives	1	—	1	—	—	—	2	—	—	—
Adjusted for non-controlling interests	(49)	—	(50)	—	(51)	—	(99)	—	(112)	—
Attributable gold income including realised non-hedge derivatives	2,287	370	2,095	298	2,247	315	4,383	668	4,276	596

Attributable gold sold - oz (000) (1)	1,180	189	1,092	154	1,302	182	2,273	343	2,385	332
Average gold price received per ounce - $/oz	1,939	1,953	1,917	1,941	1,725	1,732	1,928	1,948	1,793	1,795

(1) Includes gold sold from CdS.
Rounding of figures may result in computational discrepancies.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors: PricewaterhouseCoopers Inc.
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax:  +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)
Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§
* British  § Canadian  #American  ▲Australian
~Panamanian  ^South African  △Ghanaian
Officers
HC Grantham
Interim Company Secretary
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
AngloGold Ashanti posts information that may be important
to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on
the main page. This information is updated periodically.
AngloGold Ashanti intends to use its website as a means of
disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its
disclosure obligations. Accordingly, investors should visit
this website regularly to obtain important information about
AngloGold Ashanti, in addition to following its press
releases, documents it files with, or furnishes to, the United
States Securities and Exchange Commission (SEC) and
public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is
incorporated by reference into, this document. References
herein to the AngloGold Ashanti website shall not be
deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic, the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, the preparation and impacts of AngloGold Ashanti’s pending restatements and the continuing assessment of the effectiveness of the Company’s internal control over financial reporting by both management and PricewaterhouseCoopers Inc., are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not limited to historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”,
“predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti
Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Preliminary Unaudited Condensed Consolidated Financial Statements - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 19 March 2024
By:/s/ HC GRANTHAM
Name:HC Grantham
Title:Interim Company Secretary